[GRAPHIC OMITTED]
                      EMBRAER ANNOUNCES SECOND QUARTER 2005
                               RESULTS IN US GAAP

         The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended June 30, 2005, March 31, 2005 and June 30, 2004 are derived from our unaudited financial statements.
      In order to better understand the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law ("Brazilian GAAP").

  Sao Jose dos Campos, August 12, 2005 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE:
  ERJ), the world's leading manufacturer of commercial jets up to 110 seats, recorded in the second quarter of 2005 net sales of US$812.4 million and net income of US$83.0 million, equivalent to diluted earnings per ADS of US$0.4733. At the end of the quarter, our firm order backlog increased by US$1 billion totaling US$10.9 billion, which we believe is a strong indicator of our commitment towards long-term growth and customer diversification.

  Net revenues decreased by 12% to US$812.4 million compared to the same period last year as a result of a lower number of aircraft delivered during 2Q05. Looking at the first half of the year, net revenues increased by 1.6% compared to the first half of 2004, despite a lower number of deliveries, indicating an improvement in our product mix in the first semester of 2005. As previously announced by the Company, 60% of the 2005 deliveries are scheduled for the second half of the year, following the certification of the EMBRAER 175, which was completed in July, and the EMBRAER 190, expected in August.

  The Company recorded a gross margin of 31.4%, representing a 1.2% decrease over the same period last year, mainly because of the appreciation of the Brazilian currency. As approximately 15% of our costs of sales and services is denominated in Brazilian reais, the 18.7% year over year appreciation of the Brazilian real against the U.S. dollar had a negative impact in our gross margin.

  Despite the appreciation of the Brazilian currency, our 2Q05 bottom line results were positive as net income and net margin reached US$83.0 million and 10.2%, respectively, an increase over the US$80.2 million and 8.7% recorded in 2Q04.

  Nevertheless, our working capital needs increased in the second quarter of 2005 due to the beginning of serial production of the EMBRAER 175 and EMBRAER 190 aircraft scheduled to be delivered during the second half of the year. Because of higher inventory and high accounts receivable levels, Embraer recorded a net debt* position of US$228.6 million at the end of the second quarter of 2005. As the number of deliveries increases and customer financing structures are finalized, we expect to reduce our inventory and accounts receivable levels by the end of the year, which should positively impact our cash position.

  We continue to invest in the customer services segment, as we believe that customer satisfaction is the backbone of our business success. The recent acquisition of a maintenance, repair and overhaul (MRO) facility in Portugal, and the expansion of our MRO facilities in Nashville, Tennessee, support our strategy of revenue diversification while maintaining the high dispatchability rates of our aircraft. Embraer is also strengthening its presence in the business jet segment with the launch of new jets in the Very Light and Light categories.

*See page 5 for further details

2nd Quarter 2005 Highlights

     o A total of 30 jets were delivered during 2Q05: 25 jets to the Airline Market, three Legacy aircraft to the Business Jet Market and two government authority transportation aircraft (one Legacy and one ERJ
          145) to the Defense Market.

     o During the second quarter, a total of 58 new firm orders for the EMBRAER 170/190 family were placed by several companies, including TAME Lineas Aereas de Ecuador, Saudi Arabian Airlines, LOT Polish Airlines, Copa Airlines, Flybe and GECAS. This brings the total number of firm orders for the first six months of the year to six ERJ 145 aircraft and 72 EMBRAER 170/190 family jets.

     o Embraer announced in May that it is expanding its product portfolio with jets for the Very Light and Light categories. In June, Embraer announced that it had started taking orders for these new jets directly through its sales offices.

     o    In June, Embraer announced that the International Finance Corporation
          (IFC), the private sector arm of the World Bank Group, is structuring a loan to Embraer of US$180 million with final maturity of eight to twelve years.

     o Embraer announced at the Paris Air Show in June the delivery of the first UK-registered Embraer Legacy Executive jet. The aircraft was delivered through Harrods Aviation, an authorized Legacy sales representative for the U.K. and Ireland.


Income Statement Highlights

A comparative table of the main items of Embraer's consolidated income statement is presented below for the three months ended June 30, 2004 and 2005 (2Q04 and 2Q05) and for the three months ended March 31, 2005 (1Q05).


      Income Statement Unaudited                                         1Q05             2Q04              2Q05
                                   In US$ millions, except % and earnings per ADS
Net Sales                                                                 763.3             924.3            812.4
Gross Profit                                                              268.0             301.4            255.3
Gross Margin                                                              35.1%             32.6%            31.4%
Selling, general administrative and other expenses                       (101.1)           (132.8)          (119.9)
Research and development                                                  (30.4)            (30.4)           (26.1)
Employee profit sharing                                                   (12.0)            (15.7)           (10.4)
Income from operations                                                    124.5             122.5             98.9
Operating margin                                                          16.3%             13.3%            12.2%
Net financial income (expenses)                                            (7.1)              4.3             (1.1)
Foreign exchange gain (loss), net                                           2.9             (16.7)            (1.0)
Other non-operating income (expense) net                                    -                -                (1.4)
Income before income taxes                                                120.3             110.1             95.4
Income tax expense                                                        (22.5)            (29.2)           (14.0)
Minority interest                                                          (1.3)             (0.7)             1.6
Net income                                                                 96.5              80.2             83.0
Net margin                                                                12.6%              8.7%            10.2%
Earnings per ADS - basic                                                 0.5537            0.4620           0.4758
Earnings per ADS - diluted                                               0.5504            0.4589           0.4733

Net Sales and Cost of Sales & Services

During 2Q05, Embraer delivered 30 jets, 13 less than in 2Q04, which resulted in net revenues of US$812.4 million, 12.1% lower than in the same period last year.

Aircraft delivered                                             1Q05                 2Q04                 2Q05
    by sector
Airline Market                                                  28                   40                   25
----------------------------------------------------------------------------------------------------------------------
ERJ 135                                                          2                    -                    -
ERJ 145                                                         16                   25  (*)              15
EMBRAER 170                                                     10                   15                   10

----------------------------------------------------------------------------------------------------------------------
Defense Market                                                   -                    -                    2
----------------------------------------------------------------------------------------------------------------------
EMB 145                                                          -                    -                    1
Legacy                                                           -                    -                    1

----------------------------------------------------------------------------------------------------------------------
Business Jet Market                                              2                    3                    3
----------------------------------------------------------------------------------------------------------------------
Legacy/Shuttle                                                   2                    3                    3

----------------------------------------------------------------------------------------------------------------------
Total                                                           30                   43                   30
----------------------------------------------------------------------------------------------------------------------

(*) Three ERJ 145 deliveries were accounted for as operating leases.

In addition to aircraft delivered to the airline market, Embraer's net revenues include sales to the defense, business and customer services market, which combined reached 33.8% of the Company's total revenues.

The defense market segment represented 14.3% of the Company's net revenues, totaling US$116.3 million, an increase over the US$65.8 million recorded in 2Q04. Most of this increase is attributed to the delivery of two defense aircraft during 2Q05 - a Legacy configured for authority transportation and an ERJ 145 delivered to Satena, a government owned transportation company in Colombia. Net revenues for the Business Jet Market totaled US$59.7 million, a slight increase over the US$55.5 million recorded in 2Q04. Although the number of Legacy delivered in 2Q05 was the same as were delivered in the same period last year, the value of each aircraft delivered was higher. The customer services and others segment also presented an increase in revenues, reaching US$98.6 million, compared to US$54.4 million in 2Q04 and representing 12.2% of the Company's total revenues, primarily due to the consolidation of the results of OGMA-Industria Aeronautica de Portugal S/A, an MRO facility in Portugal, with total revenues of (euro)31.0 million, equivalent to US$39.7 million in 2Q05.

     Net sales
    by segment                                            1Q05                   2Q04                   2Q05
                                                        US$           %        US$          %         US$          %
Airline Market                                        578.2        75.8      748.6       81.0       537.8       66.2
Defense Market                                         78.8        10.3       65.8        7.1       116.3       14.3
Business Jet Market                                    33.1         4.3       55.5        6.0        59.7        7.3
Customer Services and Others                           73.2         9.6       54.4        5.9        98.6       12.2
----------------------------------------------------------------------------------------------------------------------
Total                                                 763.3       100.0      924.3      100.0       812.4      100.0
----------------------------------------------------------------------------------------------------------------------

The Company recorded a gross margin of 31.4% in 2Q05, representing a 1.2% decrease over the same period last year, primarily because of the appreciation of the Brazilian currency.

Operating Expenses & Income from Operations

Operating expenses totaled US$156.4 million in 2Q05 compared to US$178.9 million reached in the same period last year. This decrease is primarily related to a reduction in selling expenses, which directly correlates to the number of aircraft delivered and includes customer training, product guarantees, and other benefits offered to customers. Selling expenses for the quarter totaled US$70.8 million, compared to US$95.0 million in 2Q04. As a percentage of net sales, selling expenses totaled 8.7% in 2Q05 and 10.3% in 2Q04.

The Company invested US$30.4 million in new products research and development during 2Q05, mainly in the development of the EMBRAER 170/190 jet family. Therefore, research and development net of the contribution from risk sharing partners was an expense of US$26.1 million in 2Q05 compared to an expense of US$30.4 million in 2Q04.

In 2Q05, general and administrative expenses totaled US$47.4 million compared to US$32.4 million recorded in 2Q04. As approximately 80% of the Company's administrative expenses are denominated in reais, the 18.7% appreciation of the currency against U.S. dollar since 2Q04 negatively impacted the Company's administrative costs. In addition, during 2Q05, Embraer spent US$4.3 million on the implementation of the SAP 4.7 Aerospace & Defense version. This project is expected to allow the Company to streamline its management and processing capabilities.

Employee profit sharing is tied to our action plan and to dividend payments to Embraer's shareholders. The US$10.4 million accrued in 2Q05 was based on the payment of interest on shareholders' equity distributed during the quarter.

As a result, income from operations totaled US$98.9 million in 2Q05, 19.3% lower than the US$122.5 million recorded in the same period last year.

Net Income

As a result of higher debt levels and lower cash availability, net interest expense reached US$1.1 million in 2Q05 compared to a net interest benefit of US$4.3 million recorded in 2Q04.

Foreign exchange gain (loss) is measured by variations of monetary assets and liabilities denominated in other currencies that are converted to the U.S. dollar at the end of each period. Foreign exchange losses were 93.7% lower in 2Q05 compared to the same period last year, reaching US$1.0 million.


2Q05 income taxes totaled US$14.0 million and represented an effective tax rate in US GAAP of 14.7%. Embraer's statutory tax rate is 34%. The difference between statutory and effective US GAAP tax rate is attributed to the recognition of interest on shareholders' equity of R$110.8 million (US$47.5 million) during 2Q05, which is tax-deductible in Brazil, and to the appreciation of the real during the period.

Embraer's net income in 2Q05 was US$82.9 million (equivalent to US$0.47 per diluted ADS) compared to US$80.2 million in 2Q04. Net income as a percentage of net sales recorded in 2Q05 was 10.2%, higher than the 8.7% reached in 2Q04.


Balance Sheet Highlights

As of June 30, 2005, Embraer's cash, cash equivalents and short-term investments were US$1,175.3 million. On the same date, short and long- term loans (excluding non-recourse debt) amounted to US$1,403.9 million. Therefore, the Company had a net debt position (total loans minus cash, cash equivalents and short-term investments) of US$228.6 million.

The combination of higher inventories and accounts receivables resulted in a decrease of the Company's net cash position.

     Balance Sheet Data                         1Q05             2Q04             2Q05
      (In US$ million)
Cash and cash equivalents                         667.5          1,333.8           1,048.2
Temporary cash investments                        202.7              -               127.1
Trade accounts receivable                         857.2            471.6             904.8
Inventories                                     1,569.9          1,247.3           1,736.3
Fixed assets                                      389.2            380.8             393.1
Suppliers                                         622.9            661.5             627.2
Loans                                           1,037.0          1,029.9           1,403.9
Shareholders' equity                            1,410.8          1,266.7           1,446.8
Net cash (debt)*                                 (166.8)           303.9            (228.6)

*Net cash = Cash and cash equivalents + Temporary cash investments - Loans


Trade Accounts Receivable

During 2Q05, trade accounts receivable increased by US$47.6 million, totaling US$904.8 million. Of this amount, approximately US$654.4 million is related to aircraft delivered for which financing transactions are under consideration. Embraer through its normal course of business is constantly evaluating such transactions.

Inventories


With the beginning of serial production of the EMBRAER 175 and EMBRAER 190 aircraft, the first deliveries of which are scheduled for the third quarter of 2005, inventories increased from US$1,569.9 million at the end of 1Q05 to US$1,736.3 million at June 30, 2005. OGMA's inventories totaled US$61.2 million as of June 30, 2005.

Loans

Due to higher working capital needs associated with the beginning of production of the EMBRAER 175 and EMBRAER 190 during 2Q05, total short and long- term loans increased by US$366.9 million to US$1,403.9 million. Of this amount, 67% is long- term loans and US$462.2 million is short-term, compared to 77.6% long-term and US$232.3 million short-term at the end of 1Q05.

In addition, of the total debt, US$215.5 million is effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 12.4% per annum.

The remaining US$1,188.4 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 5.1% per annum.

Embraer recently finalized a US$180 million loan facility structured by the International Finance Corporation (IFC), the private sector arm of the World Bank Group, with final maturity of eight to twelve years, which will change the Company's debt profile by increasing its long-term position.

The IFC is lending US$35 million from its own account, with a final maturity of twelve years (A Loan), and US$145 million from the account of participants (B
Loan) in an IFC financing, to complete the end-stage launch program of the EMBRAER 190 and EMBRAER 195 aircraft. The total amount of the loan was disbursed in August 2005.

The IFC loan will provide Embraer with a new, reliable source of funding while addressing the need for long-term financing in a capital intensive industry, where the cycle from initial market research and R&D to full-scale production is about ten years. This is the first time Embraer is borrowing from the IFC.



Cash, Cash Equivalents and Temporary Cash Investments

Of the total US$1,175.3 million balance in cash, cash equivalents and temporary cash investments, US$640.5 million is denominated in US dollars and the remaining 45.5% is comprised of investments primarily in reais. Embraer's investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, substantially denominated in reais.


Capital Expenditures

Improvements and Modernization

Investments in the improvement and modernization of the Company's industrial and engineering processes, and property, plant, and equipment totaled US$16.3 million during 2Q05. This amount includes payments of US$5.3 million, part of a total investment of US$9.7 million related to an EMBRAER 170/190 flight simulator, and US$2.8 million for the construction of a US$10.0 million hangar, which will be dedicated to final inspection and delivery of aircraft of the EMBRAER 170/190 family.



Supplementary Information according to Corporate Law (Brazilian GAAP)

Today Embraer also reported its 2Q05 earnings in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below is presented selected consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 2Q05 totaled R$1,934.8 million and gross profit was R$474.8 million, with a gross margin of 24.5%. Income from operations for the period (including employee profit sharing) totaled R$140.9 million, with an operating margin of 7.3%. Income before taxes was R$263.2 million (13.6% of net sales). Income tax and social contribution totaled R$97.2 million, representing an effective tax rate of 36.9%. Net income for the period totaled R$166.7 million (8.6% of net revenues).

Commercial, Business, and Defense Aircraft Markets

Commercial Airline Market

During the second quarter of 2005, a total of 58 new firm orders for the EMBRAER 170/190 family were placed by several companies, including TAME Lineas Aereas de Ecuador, Saudi Arabian Airlines, LOT Polish Airlines, Copa Airlines, Flybe and GECAS. This brings the total number of firm orders for the first six months of the year to six ERJ 145 aircraft and 72 EMBRAER 170/190 family jets.

In April, Embraer firmed the sale of 15 EMBRAER 170 aircraft with Saudi Arabian Airlines. The airline became Embraer's first customer for the type in the Middle East. The final contract has a total value of approximately US$ 400 million at list price and the first delivery is scheduled for December 2005.

Indian startup airline Air One Feeder Airline Ltd. announced in April that it will be the first carrier in India to operate the 50-seat ERJ 145 jet aircraft, which will be leased from Swiss International Airlines.

LOT Polish Airlines converted in May four EMBRAER 170 options from their original contract into four firm orders for EMBRAER 175 type. Deliveries are scheduled to start in the second quarter of 2006. Also in May, Copa Airlines converted two EMBRAER 190 options into firm orders, adding to the original order of ten EMBRAER 190s announced in October 2004. Delivery of the two additional aircraft is scheduled for October and November 2006.

Flybe, one of Europe's leading low-cost airlines, announced in June a firm order for 14 EMBRAER 195 aircraft and an option for an additional 12. Deliveries are expected to begin in August 2006 and continue through November 2007. The total value of the firm contract, at list price, is US$ 470 million, with a potential to reach US$ 870 million if all options are converted.

In June, Embraer attended the 46th Paris Air Show where it displayed the EMBRAER 195, the EMBRAER 175 and the Legacy business jet. At the air show, Embraer announced that GE Commercial Aviation Services (GECAS), a unit of GE Commercial Finance, had signed a contract to purchase 20 EMBRAER 190 aircraft, with conversion rights to EMBRAER 195s. The commercial aircraft leasing company will take delivery of the aircraft beginning in mid-2006. The value of the order totals US$ 650 million, at aircraft list price.

Another highlight of the air show was the signature of preliminary agreements with Indian start-up airline Paramount Airways to lease two EMBRAER 170 pre-series aircraft used during the certification process and today registered in our inventories. Another three EMBRAER 175s are to be sold to that company according to the agreements. Operations at Paramount Airways are set to begin later this year.

Certification of the EMBRAER 190 continues on track as the airliner completed 5,000 flight hour cycles in its fatigue test campaign in June. Anticipated for the third quarter, certification will pave the way for deliveries to begin to launch-customer JetBlue in the United States. JetBlue ordered 100 EMBRAER 190s and has options for another 100 aircraft of the same model.

At June 30, 2005, the Commercial Airline segment showed the following firm order backlog:

  Aircraft                     Firm       Options     Delivered       Firm Order
                              Orders                                   Backlog
    ERJ 135                     123           2          108              15
    ERJ 140                      94          20           74              20
    ERJ 145                     681         206          649              32
    EMBRAER 170                 187         131           66             121
    EMBRAER 175                  19          -            -               19
    EMBRAER 190                 177         211           -              177
    EMBRAER 195                  29          31           -               29
    Total                     1,310         601          897             413


Business Jet Market

Embraer announced in May that it is expanding its product portfolio with jets for the Very Light and Light categories. Recently created, the Very Light Jet category is made up of aircraft that carry 6 to 8 people or up to 10,000 pounds. The Light segment, already established, is comprised of jets that commonly transport up to 8 or 9 people. Later in June, we started taking orders for the new jets directly through our sales offices. Through a deposit agreement, the customer will be able to reserve a Very Light or Light Jet and to obtain an expected delivery date. The Very Light and Light Jets are the first step in Embraer's plan to strengthen its position in the business aviation market. To support the product portfolio expansion, Embraer will offer a complete set of integrated service solutions that range from sales and training to full-scale customer support. During the course of 2005, Embraer will disclose the names of its two new jets.

The first UK-registered Embraer Legacy Executive Jet was delivered in June through Harrods Aviation, an authorized Legacy sales representative for the U.K. and Ireland.

In April, Embraer announced Naturelink as an authorized sales representative for the region of sub-Saharan Africa, including southern African states. This representation covers the Legacy family of corporate jets, which comprises the Legacy Executive, Legacy Shuttle and Legacy Shuttle HC.



Defense Market

In April, Embraer concluded the sale of three EMBRAER 170/190 family aircraft to TAME Linea Aerea del Ecuador, the state-run Ecuadorian airline. The customer will acquire two 76-seat EMBRAER 170 jets and one 104-seat EMBRAER 190, with deliveries to take place in 2005 and 2006. TAME holds four options on aircraft of the same jet family.

Embraer participated in the 5th AEROEXPO international air show in Mexico, held April 7-9 in Mexico City and Toluca Airport. Embraer considers Mexico a key Latin American market and promoted its Defense, Commercial and Corporate aviation business lines during the event. After Brazil, Mexico is the second country in the world to use Embraer's Intelligence, Surveillance and Reconnaissance Systems (ISR) aircraft that are based on the successful ERJ 145 50-seat commercial jet. Embraer's ISR systems were developed originally for the Brazilian government's Amazon Surveillance Program (SIVAM), and Mexico now operates three Embraer ISR aircraft - two EMB 145 Maritime Patrol (MP) and one EMB 145 Airborne Early Warning & Control (AEW&C) aircraft. These assets are the backbone of Mexico's Secretaria de la Defensa Nacional's (SEDENA) Aerial Surveillance System (SIVA- Sistema de Vigilancia Aerea), which has been fully operational since the end of last year.

Embraer announced in April its participation in the Latin America Aero & Defense (LAAD 2005) trade show, held April 26-29 at the Riocentro Pavilion in Rio de Janeiro, Brazil. Visitors who attended LAAD 2005 met national and international companies involved in the supply of equipment and services to armed forces, special forces and security services, commercial airlines, aerospace organizations, airport authorities and government agencies.

Embraer attended the 46th Paris Air Show at Le Bourget Airport in June to promote achievements in Intelligence, Surveillance and Reconnaissance (ISR) aircraft as well as the Super Tucano military trainer.





Customer Services

Embraer announced in April that its Sao Jose dos Campos-based Customer Training Center was awarded the Regulamento Brasileiro de Homologacao Aeronautica 142 (RBHA 142) certificate from the Brazilian Department of Civil Aviation (DAC). This certification will promote Embraer's training services, for companies and private entities, both in Brazil and abroad. Similar to the U.S. Federal Aviation Administration's (FAA) FAR 142 regulation, the RBHA 142 raises Embraer's training services to international standards of certification, making it easier and faster for certification authorities in other countries to validate it.

In May, as a recognition for nearly 2,400 training hours completed by its maintenance team in 2004, Embraer Aircraft Maintenance Services Inc. (EAMS), located in Nashville, was awarded the Federal Aviation Administration (FAA) Diamond Certificate of Excellence for maintenance training. The certificate was presented to EAMS, a subsidiary of Embraer, at the 39th Annual Tennessee Midsouth Aviation Maintenance Conference.



Backlog & Delivery Forecast

Out of the total 145 aircraft expected to be delivered in 2005, Embraer delivered 60 aircraft in the first half of 2005.

Approximately 60% of the aircraft deliveries forecasted for 2005 will be concentrated in the second half of the year, which is when the first deliveries of the EMBRAER 175 and EMBRAER 190 are scheduled to begin.

Embraer maintains its forecast for deliveries of 145 Commercial, Corporate and Defense aircraft (including only executive transport aircraft) in each of the years of 2005 and 2006.

As of June 30, 2005, Embraer's firm order backlog, including the Commercial Airline, Corporate and Defense markets totaled US$ 10.9 billion.

                        Firm Order Backlog (US$ Billion)

     1Q04      2Q04       3Q04      4Q04      1Q05       2Q05
     ----      ----       ----      ----      ----       ----

     10.9      10.5       11.0      10.1       9.9       10.9


Investor Relations


Embraer's American Depositary Shares (ADS) traded on the New York Stock Exchange
(NYSE) closed at US$33.07 at the end of June 2005, representing a 5.65% increase in value during the second quarter.


The Company's common and preferred shares traded in the domestic market on the Bolsa de Valores de Sao Paulo (BOVESPA) closed at the end of June 2005 at R$14.54 and R$19.20, respectively, representing a decrease of 8.67% and 7.87%, respectively, during the second quarter. The Bovespa index in turn decreased in value by 5.86% during the same period.

The average daily trading volume for the ADS's, common shares, and preferred shares during the same period was US$15.7 million, R$2.5 million, and R$6.9 million, respectively.

During a meeting held June 3, 2005, the Board of Directors approved the distribution of interest on shareholders<180> equity on July 15, 2005 in the amount of US$47.2 million, representing US$0.27051 per ADS.


Recent Events


ACS Project Update

In August 2004, Embraer was selected as part of a team led by Lockheed Martin Corporation to supply the U.S. Army with a next-generation battlefield surveillance system known as Aerial Common Sensor (ACS).

At that time, the ERJ 145 platform was part of the selected solution and fully complied with U.S. Army requirements. However, as a result of an expansion of the systems capacity which took place during the detailed design and integration process, the team led by Lockheed Martin is assessing alternatives to comply with the current program needs, including the possible use of a larger aircraft.

We believe Embraer has the flexibility and technological capability to provide the customer with an adequate solution to cope with the new scenario. Embraer has been and is fully supporting Lockheed Martin in defining the best solution for the ACS system. The Company expects to hear a final decision from Lockheed Martin and the U.S. Army soon.



Air Canada deliveries

Embraer celebrated at the end of July, the delivery of the third of 15 EMBRAER 175 jets to Air Canada, the launch customer for the model, in a ceremony at Embraer's headquarters in Sao Jose dos Campos, Brazil. Deliveries of all 15 EMBRAER 175s to Air Canada are expected to be complete by the end of the year. Deliveries of the first two EMBRAER 175 jets to Air Canada took place earlier in July immediately after the certification of the model by Canadian authorities.

Conference Call Information

Embraer cordially invites you to participate in a conference call to review its 2Q05 Results, to be held August 15, 2005.


       English ( US GAAP)                      Portuguese (BR GAAP)
       9:30 am (NY Time)                       8:00 am (NY Time)
       10:30 am (SP Time)                      9:00 am (SP Time)

       Dial-in Numbers                         Dial-in Number
       1 800 683-1525                          + 55 11 2101-1490
       1 973 872-3197                          Code: Embraer
       Code: 6330332

       Replay Number                           Replay Number
       1 973 341-3080                          + 55 11 2101-1490
       Code: 6330332                           Code: Embraer

*The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:

       Anna Cecilia Bettencourt
       (55 12) 3927 1216
       acecilia@embraer.com.br

       Andrea Bottcher
       (55 12) 3927 3054
       abottcher@embraer.com.br

       Carlos Eduardo Camargo
       (55 12) 3927 1106
       carlos.camargo@embraer.com.br

Note to Editors
---------------

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is the world's leading manufacturer of Commercial jets up to 110 seats with 35 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Airline, Defense and Business jet markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil's leading exporting companies. As of June 30, 2005, Embraer had a total workforce of 16,878 people, and its firm order backlog totaled US$ 10.9 billion.


--------------------------------------------------------------------------------
This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
--------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                     -------------------------------------
                         (in thousands of U.S. dollars)
                         ------------------------------

                                   A S S E T S

                                                                           As of March 31,         As of June 30,
                                                                                 2005                   2005
CURRENT ASSETS
----------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                                      667,538               1,048,246
     Temporary cash investments                                                     202,725                 127,106
     Trade accounts receivable, net                                                 690,235                 740,422
     Collateralized accounts receivable                                              53,105                  67,757
     Inventories                                                                  1,547,696               1,713,141
     Deferred income taxes                                                          103,135                 117,046
     Other                                                                          425,169                 434,060

----------------------------------------------------------------------------------------------------------------------
Total current assets                                                              3,689,603               4,247,778
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
NONCURRENT ASSETS:
----------------------------------------------------------------------------------------------------------------------
     Trade accounts receivable, net                                                 166,943                 164,374
     Collateralized accounts receivable                                             792,033                 805,053
     Customer and commercial financing                                              327,401                 321,455
     Inventories                                                                     22,238                  23,164
     Property, plant and equipment, net                                             389,241                 393,138
     Investments                                                                     33,625                  51,610
     Deferred income taxes                                                          256,960                 294,686
     Other                                                                          289,782                 293,320

----------------------------------------------------------------------------------------------------------------------
Total noncurrent assets                                                           2,278,223               2,346,800
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                             5,967,826               6,594,578
----------------------------------------------------------------------------------------------------------------------


                               LIABILITIES AND SHAREHOLDERS EQUITY

                                                                           As of March 31,         As of June 30,
                                                                                 2005                   2005
CURRENT LIABILITIES
----------------------------------------------------------------------------------------------------------------------
     Loans and financing                                                            232,345                 462,134
     Trade accounts payable                                                         619,468                 623,779
     Advances from customers                                                        386,240                 440,302
     Non-recourse and recourse debt                                                 336,967                 357,860
     Other payables and accrued liabilities                                         440,162                 446,706
     Deferred income taxes                                                           14,584                  45,933
     Contingencies                                                                  156,505                  65,346

----------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                2,186,271               2,442,060
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
----------------------------------------------------------------------------------------------------------------------
     Loans and financing                                                            804,674                 941,784
     Trade accounts payable                                                           3,410                   3,450
     Advances from customers                                                         96,260                 117,311
     Contribution from suppliers                                                    134,269                 135,642
     Non-recourse and recourse debt                                                 641,916                 623,602
     Other payables and accrued liabilities                                         204,331                 202,227
     Deferred income taxes                                                          148,403                 170,528
     Contingencies                                                                  295,762                 473,097

----------------------------------------------------------------------------------------------------------------------
       Total long-term liabilities                                                2,329,025               2,667,641
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                    41,764                  38,120
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:                                                             1,410,766               1,446,757
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               5,967,826               6,594,578
----------------------------------------------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

               in thousands of U.S. dollars except per share data
               --------------------------------------------------

                                                          Three Months Ended                 Six Months Ended
                                                    June 30, 2004    June 30, 2005    June 30, 2004    June 30, 2005
Net sales                                                924,321          812,427        1,550,522        1,575,717
----------------------------------------------------------------------------------------------------------------------

Cost of sales and services                              (622,910)        (557,133)      (1,047,078)      (1,052,423)

----------------------------------------------------------------------------------------------------------------------
Gross profit                                             301,411          255,294          503,444          523,294
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Operating expenses
----------------------------------------------------------------------------------------------------------------------
   Selling expenses                                      (95,067)         (70,836)        (162,244)        (124,634)
   Research and development                              (30,401)         (26,119)          29,071          (56,487)
   General and administrative                            (32,374)         (47,427)         (62,754)         (89,582)
   Employee profit sharing                               (15,742)         (10,378)         (26,159)         (22,366)
   Other operating expense, net                           (5,308)          (1,680)          (5,830)          (6,867)

----------------------------------------------------------------------------------------------------------------------
Income from operations                                   122,519           98,854          275,528          223,358
----------------------------------------------------------------------------------------------------------------------

   Net financial income(expense)                           4,300           (1,073)          (3,338)          (8,177)
   Foreign exchange gain (loss), net                     (16,698)          (1,044)         (18,936)           1,844
   Other non-operating income (expense), net                 (38)          (1,382)              (9)          (1,406)

----------------------------------------------------------------------------------------------------------------------
Income before income taxes                               110,083           95,355          253,245          215,619
----------------------------------------------------------------------------------------------------------------------

Income tax expense                                       (29,162)         (14,025)         (68,651)         (36,478)

----------------------------------------------------------------------------------------------------------------------
Income before minority interest                           80,921           81,330          184,594          179,141
----------------------------------------------------------------------------------------------------------------------

Minority interest                                           (692)           1,613           (1,051)             307

----------------------------------------------------------------------------------------------------------------------
Net income                                                80,229           82,943          183,543          179,448
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
  Earnings per share
  --------------------------------------------------------------------------------------------------------------------
     Basic
       Common                                             0.1050           0.1081           0.2400           0.2336
       Preferred                                          0.1155           0.1189           0.2640           0.2570

     Diluted
       Common                                             0.1043           0.1076           0.2384           0.2324
       Preferred                                          0.1147           0.1183           0.2623           0.2557

  --------------------------------------------------------------------------------------------------------------------
  Weighted average shares (thousands of shares)
  --------------------------------------------------------------------------------------------------------------------
     Basic
       Common                                            242,544          242,544          242,544          242,544
       Preferred                                         474,162          476,878          474,710          477,746

     Diluted
       Common                                            242,544          242,544          242,544          242,544
       Preferred                                         478,825          480,445          479,372          481,313

----------------------------------------------------------------------------------------------------------------------
Earnings per share - ADS basic (US$)                      0.4620           0.4758           1.0560           1.0280
----------------------------------------------------------------------------------------------------------------------
Earnings per share - ADS diluted (US$)                    0.4589           0.4733           1.0490           1.0228
----------------------------------------------------------------------------------------------------------------------

                                                                  Three months ended on        Six months ended on
                                                                        June 30,                    June 30,
                                                                    2004          2005          2004         2005
CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------
   Net income                                                       80,229         82,943      183,543       179,448
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                                  15,537         18,262       28,843        35,453
     Allowance for doubtful accounts                                 1,361            724          906         1,830
     Provision for inventory obsolescence                            8,485          2,841       14,010         7,917
     Deferred income taxes                                          (4,453)         1,837       10,901        (1,265)
     Exchange loss, net                                             16,698          1,044       18,936        (1,844)
     Loss (gain) on disposition of assets                                5            (93)          63          (140)
     Accrued interest in excess of interest paid (paid in           (7,683)        (1,581)     (13,498)          562
     excess of accrued)
     Minority interests                                                692         (1,613)       1,051          (307)
     Other                                                            (288)        (1,227)      (1,038)          653

----------------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities:                                 133,321       (165,498)       4,575      (406,226)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                243,904        (62,361)     248,292      (183,919)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------
   Temporary cash investments held for trading                           -         75,883            -        24,143
   Additions to property, plant and equipment                      (11,406)       (16,325)     (21,242)      (29,985)
   Net cash used in investing activities                           (44,251)       (17,022)     (44,251)      (17,173)
   Sales of property, plant and equipment                               49            131           94           214
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                (55,608)        42,667      (65,399)      (22,801)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------
   Repayment of loans                                             (218,101)      (152,262)    (474,274)     (673,944)
   Proceeds from borrowings                                        338,922        520,550      477,151       747,966
   Proceeds from issuance of shares                                  1,008          3,252        1,727         5,297
   Dividends and/or Interest on capital paid                       (36,588)       (39,960)     (76,936)      (99,401)
   Payments on capital lease obligations                            (1,082)          (851)      (2,907)       (1,130)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 84,159        330,729      (75,239)      (21,212)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents       (36,166)        69,673      (39,687)       68,890
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents               236,289        380,708       67,967      (159,042)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, at beginning of period                1,097,498        667,538    1,265,820     1,207,288
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, at end of period                      1,333,787      1,048,246    1,333,787     1,048,246
----------------------------------------------------------------------------------------------------------------------
                                                                 =========      =========    =========     =========